UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 033-90866

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Wabtec Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of the principal executive office.

Westinghouse Air Brake Technologies Corporation

1001 Air Brake Avenue

Wilmerding, PA 15148

WABTEC SAVINGS PLAN

Form 11-K Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the Fiscal Year Ended December 31, 2016

WABTEC SAVINGS PLAN

ANNUAL REPORT ON FORM 11-K

DECEMBER 31, 2016 AND 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of Wabtec Savings Plan:

We have audited the accompanying statements of net assets available for benefits of Wabtec Savings Plan (the “Plan”) as of December 31, 2016 and 2015, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedules of Schedule H, Line 4i – Schedule of Assets (Held at End of Year) and Schedule H, Line 4a – Schedule of Delinquent Participant Contributions for the year ended December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Freed Maxick, CPAs, PC

Buffalo, New York

June 28, 2017

WABTEC SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2016	2015
Investments at fair value:
Shares of registered investment companies	$309,754,111	$290,147,467
Employer securities	45,786,751	44,987,585
Common collective trust	40,079,513	37,327,706

	395,620,375	372,462,758
Receivables:
Notes receivable from participants	9,690,941	9,552,811
Employer contributions receivable	6,864,962	6,888,662
Employee contributions receivable	181,829	141,905
Securities in transit	84,313	3,814,001

	16,822,045	20,397,379

Net assets available for benefits	$412,442,420	$392,860,137

The accompanying notes are an integral part of these financial statements.

WABTEC SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31,
	2016	2015
Sources of net assets:
Net appreciation in fair value of investments	$15,852,605	$—
Employee contributions	19,803,523	19,787,593
Employer contributions	14,204,898	14,534,159
Interest and dividend income	12,624,123	15,339,407
Realized gain on investment transactions	1,612,178	2,186,784

Total sources of net assets	64,097,327	51,847,943

Applications of net assets:
Net depreciation in fair value of investments	—	21,390,350
Benefit payments	44,359,795	41,718,137
Administrative expenses	155,249	165,265

Total applications of net assets	44,515,044	63,273,752

Increase (decrease) in net assets	19,582,283	(11,425,809)

Transfer of assets into plan	—	14,887,721

Net assets available for benefits:
Beginning of year	392,860,137	389,398,225

End of year	$412,442,420	$392,860,137

The accompanying notes are an integral part of these financial statements.

WABTEC SAVINGS PLAN

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2016 AND 2015

1. DESCRIPTION OF PLAN

The following description of the Wabtec Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document and Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan, effective March 9, 1990, amended and restated effective January 1, 2013, is a contributory plan intended to comply with the provisions of Sections 401(a), 401(k), and 401(m) of the Internal Revenue Code (the “Code”). Except for certain collectively bargained employees as described below, all regular United States employees of Westinghouse Air Brake Technologies Corporation and its subsidiaries (“Wabtec” or the “Company”) are eligible to participate upon their hire date. All collective bargaining employees in Wilmerding, Pennsylvania and Greensburg, Pennsylvania are eligible to participate in the Plan upon their hire date but those hired before October 1, 2004 are not eligible for employer contributions. Collectively bargained employees of Triangle Engineered Products are eligible to participate, but are not eligible for employer contributions. Collectively bargained employees of Barber Spring Pennsylvania are eligible for discretionary matching and discretionary annual profit sharing contributions. All collectively bargained employees in Boise, Idaho are eligible to participate in the Plan, but are not eligible for employer contributions.

Effective January 23, 2015, certain assets of the Longwood Industries, Inc. Retirement Benefit Plan (the “Longwood Plan”) were transferred into the Plan. The total fair market value of the net assets initially transferred from the Longwood Plan into the Plan was $10,599,271. Additional assets valued at $479,880 were transferred as of November 11, 2015, completing the merger of the Longwood Plan into the Plan.

Effective December 31, 2015, certain assets of the Railroad Controls, L.P. 401(k) Savings Plan (the “RCL Plan”) were transferred into the Plan. The total fair market value of the net assets transferred as a result of the merger of the RCL Plan into the Plan was $3,808,570.

A committee appointed by Wabtec’s Board of Directors or its authorized delegates (the “Committee”) is responsible for the administration and operation of the Plan. In this capacity, the Committee selects and monitors the Plan’s investment options and otherwise takes such steps as may be necessary and appropriate for the effective administration of the Plan.

Contributions

Participants may contribute, through payroll deductions, employee elective pre-tax contributions (and, effective October 1, 2016, after-tax “Roth” contributions) from 1% to 50% of their eligible compensation, limited to $18,000 in both 2016 and 2015. New eligible employees are automatically enrolled in the Plan with 3% of eligible compensation contributed to the Plan as employee pre-tax contributions, unless such employees elect a different contribution percentage (or elect not to contribute). This automatic enrollment provision does not apply to certain employee groups (such as certain collectively bargained employees). In addition, participants may contribute employee after-tax contributions from 1% to 50% of their compensation. Participants who were 50 years of age or older during the plan year are allowed to contribute additional pre-tax catch up contributions, up to $6,000 annually in both 2016 and 2015. Participants’ total annual contributions may not exceed the contribution limits under Section 415(c) of the Code. In addition, the combination of an employee’s elective pre-tax, Roth, and after-tax contributions may not exceed 50% of their eligible compensation.

For those participants that are eligible, the Company makes an annual basic contribution of 3% of a participant’s eligible compensation, with the general requirement that the Company employs the participant on December 31. In addition, the Company will match 100% of the participant’s pre-tax, Roth, and/or after-tax contributions to the Plan up to a total of 3% of eligible compensation.

The Plan allows participants to direct their contributions, and contributions made on their behalf, to any of the investment alternatives offered under the Plan.

Withdrawals

Participants may make the following types of withdrawals:

In-Service Withdrawals – Once every six months, a participant may withdraw all or any portion of his or her account attributable to employee after-tax contributions or rollover contributions. Once every six months, a participant may withdraw the vested portion of his or her account attributable to employer matching, or employer basic contributions contributed to the Plan before October 1, 2016. Once a participant has reached age 59 1⁄2, he or she can withdraw any portion of his or her vested account.

Hardship Withdrawals – In the case of hardship, as defined in the plan document, the participant can elect to withdraw up to 100% of his or her account attributable to employee elective or Roth contributions. Hardship withdrawals are limited to once every plan year. Employee contributions cannot be made to the Plan for a period of six months following the hardship withdrawal.

Notes Receivable from Participants

Notes receivable from participants (loans) are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2016 and 2015. Delinquent participant loans are reclassified as distributions based upon the terms of the plan document. A participant may borrow from his or her fund accounts a maximum loan amount equal to the lesser of 50% of the value of the participant’s vested balance of his or her account, reduced by any outstanding loan balance, or $50,000. The loans bear interest based on the Reuters Prime Rate as adjusted monthly. The interest rates on participant loans for the year ending December 31, 2016, range from 4.25% to 9.25%. Principal and interest are paid ratably through monthly payroll deductions.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contribution and (b) Plan earnings and may be charged with an allocation of administrative expenses and other applicable Plan expenses (such as for initiating a Plan loan). The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time as well as terminate the Plan subject to the provisions of The Employee Retirement Income Security Act of 1974 (“ERISA”). In the event the Plan is terminated, the Company will direct either (a) that the investment manager and trustee continue to hold the participants’ accounts in accordance with the Plan, or (b) that the investment manager and trustee immediately distribute to each participant all amounts in the participant’s account in a single lump-sum payment. In the event of Plan termination, participants would become 100% vested in their employer contributions.

Vesting

Employee pre-tax, Roth, after-tax, and rollover contributions are at all times 100% vested and non-forfeitable. Plan participants become 100% vested in employer contributions after three years of service as described in the Plan document. Special vesting rules may apply to amounts held on behalf of certain union employees and on amounts transferred into the Plan from another qualified retirement plan.

Forfeitures

Amounts forfeited by participants are used to reduce future employer contributions or pay Plan expenses. Forfeitures used to reduce employer contributions and pay plan administrative expenses during the year ended December 31, 2016 amounted to $966,226 ($1,026,657 in 2015). As of December 31, 2016, the amount in the forfeited non-vested accounts totaled $1,190,631 ($792,081 in 2015).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accounts of the Plan are maintained on an accrual basis of accounting.

Accounting Estimates

The process of preparing financial statements in conformity with U.S. generally accepted accounting principles requires management to use estimates and assumptions that affect certain types of assets, liabilities and changes therein. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, actual results may differ from estimated amounts.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan’s Pension Committee determines the Plan’s valuations policies utilizing information provided by the investment advisers and custodian. See Note 3 for a discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

Expenses

Certain expenses of maintaining the Plan are paid by the Plan, unless otherwise paid by the Company. Expenses that are paid by the Company are excluded from these financial statements. Fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses.

Income Taxes

The Plan has received a determination letter from the Internal Revenue Service dated May 22, 2014, stating that the Plan is qualified under Section 401 (a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan has since been amended, but the plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the tax authorities. Management has evaluated the Plan’s tax positions and concluded that as of December 31, 2016 the Plan had maintained its tax-exempt status and had taken no uncertain tax positions that required an adjustment to the financial statements. Therefore, no provision or liability for income taxes has been included in the Plan’s financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and the amounts reported in the statements of net assets available for benefits.

3. FAIR VALUE MEASUREMENT

The FASB’s Accounting Standards Codification (“ASC”) 820, Fair Value Measurements and Disclosures, establishes a valuation hierarchy for disclosure of the inputs to valuation used to measure fair value. This hierarchy prioritizes the inputs into three broad levels as follows. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices for similar assets and liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the financial instrument. Level 3 inputs are unobservable inputs based on the Company’s assumptions used to measure assets and liabilities at fair value. A financial asset or liability’s classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. There have been no changes in the methodologies used at December 31, 2016 and 2015.

The Plan’s assets are invested in the common stock of Westinghouse Air Brake Technologies Corporation, a common collective trust, mutual funds through Fidelity Management Trust Company (“Fidelity”) and mutual funds held by various other issuers, the Plan custodian and trustee. The following is a description of the valuation methodologies used for assets measured at fair value:

Shares of registered investment companies – Valued at the quoted Net Asset Value (“NAV”) of shares held by the Plan at year end.

Employer securities – These investments consist of Wabtec common stock valued at the closing price reported on the active market on which the individual securities are traded.

Common collective trust – This investment is comprised of fully benefit-responsive investment contracts issued by insurance companies and other financial institutions (“Contracts”), fixed income securities, and money market funds. Under the terms of the Contracts, the assets of the fund are invested in fixed income securities (which may include, but are not limited to, U.S. Treasury and agency bonds, corporate bonds, mortgage-backed securities, commercial mortgage-backed securities, asset backed securities, and collective investment vehicles and shares of investment companies that invest primarily in fixed income securities) and shares of money market funds. The NAV is used as a practical expedient to estimate fair value. This practical expedient would not be used if it is determined to be probable that the common collective trust will sell the investment for an amount different from the reported NAV. Participant transactions (purchases and sales) may occur daily.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2016 and 2015. Classification within the fair value hierarchy table is based on the lowest level of any input that is significant to the fair value measurement.

		Fair Value Measurements at December 31, 2016 Using
Assets	Total Fair Value at December 31, 2016	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Shares of registered investment companies	$309,754,111	$309,754,111	$—	$—
Employer securities	45,786,751	45,786,751	—	—
Common collective trust (a)	40,079,513	—	—	—

Total	$395,620,375	$355,540,862	$—	$—

		Fair Value Measurements at December 31, 2015 Using
Assets	Total Fair Value at December 31, 2015	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Shares of registered investment companies	$290,147,467	$290,147,467	$—	$—
Employer securities	44,987,585	44,987,585	—	—
Common collective trust (a)	37,327,706	—	—	—

Total	$372,462,758	$335,135,052	$—	$—

(a)	In accordance with FASB ASC 820-10, certain investments that are measured at fair value using net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

The following tables summarize investments for which fair value is measured using the net asset value per share practical expedient as of December 31, 2016 and 2015, respectively. There are no participant redemption restrictions for these investments; the redemption notice period is applicable only to the Plan.

	Common Collective Trust
	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
December 31, 2016	$40,079,513	N/A	Daily	12 months
December 31, 2015	$37,327,706	N/A	Daily	12 months

4. PARTY-IN-INTEREST TRANSACTIONS

Plan investments are shares of mutual funds managed by Fidelity. Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees incurred by the Plan for investment management services are included in unrealized gain (loss) on investment transactions, as they are paid through revenue sharing, rather than as a direct payment. Fees paid by the Plan for professional, legal, and accounting expenses are paid through revenue sharing, rather than a direct payment, and amounted to $204,582 for the year ended December 31, 2016 ($221,293 in 2015). All remaining expenses paid by the Plan represent fees paid by the participants for the setup of loans and maintenance. The Plan also invests in Wabtec Stock. Wabtec is the plan sponsor, and therefore, transactions qualify as party-in-interest transactions. Investment income (loss) from parties-in-interest transactions and interest from participant loans amounted to $28,616,897 for the year ended December 31, 2016 (loss of $3,036,366 in 2015).

5. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2016	2015
Net assets available for benefits per the financial statements	$412,442,420	$392,860,137
Investments	9,690,941	9,552,811
Notes receivable from participants	(9,690,941)	(9,552,811)

Net assets available for benefits per the Form 5500	$412,442,420	$392,860,137

The following is a reconciliation of the net increase (decrease) in net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2016	2015
Net increase (decrease) in net assets available for benefits per the financial statements	$19,582,283	$(11,425,809)
Less: miscellaneous adjustment	—	(540,717)

Net increase (decrease) in net assets available for benefits per the Form 5500	$19,582,283	$(11,966,526)

6. PROHIBITED TRANSACTIONS

The Plan sponsor inadvertently failed to deposit approximately $227 of participant elective deferral contributions in 2015 within the required time frame as stated by United States Department of Labor regulations. The Plan sponsor has corrected the error involving delinquent contributions by contributing the amounts to the Plan (with additional earnings), filing a Form 5330, and paying the applicable excise tax to the Internal Revenue Service (“IRS”) during 2016. The excise tax payment was made from the Plan sponsor’s assets and not the assets of the Plan.

WABTEC SAVINGS PLAN

PLAN NUMBER 004

EMPLOYER IDENTIFICATION NUMBER 25-1615902

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2016

Identity of Issuer	Description of Asset	Fair Value
Wabtec	Wabtec Stock Fund *	$45,786,751
Fidelity	Fidelity Managed Income Portfolio II Class I *	40,079,513
Fidelity	Fidelity Growth Company Fund K *	30,455,676
Fidelity	Spartan 500 Index Fund – Investor Class *	29,523,912
Fidelity	Fidelity Freedom 2025 Fund K *	26,397,794
Fidelity	Fidelity Freedom 2030 Fund K *	25,114,590
Fidelity	Fidelity Freedom 2020 Fund K *	24,263,695
Fidelity	Fidelity Contrafund K *	22,039,539
Fidelity	Fidelity Blue Chip Growth Fund K *	18,822,992
Fidelity	Fidelity Freedom 2040 Fund K *	17,654,367
Fidelity	Fidelity Freedom 2035 Fund K *	15,129,787
Fidelity	Fidelity Equity-Income Fund K *	11,345,575
JP Morgan	JP Morgan Core Bond R5	11,253,909
Wabtec Savings Plan	Participant Loan Fund* (interest rates range from 4.25% to 9.25%)	9,690,941
Fidelity	Fidelity Freedom 2015 Fund *	8,604,642
Fidelity	Fidelity Overseas Fund K *	8,237,458
Fidelity	Fidelity Freedom 2050 Fund K *	7,361,535
Fidelity	Fidelity Low-Priced Stock Fund K *	7,221,452
Fidelity	Fidelity Freedom 2045 Fund K *	6,391,390
Capital Research and Management Company	American Funds EuroPacific Growth Fund Class R5	5,455,574
Fidelity	Small Cap ENH Index *	4,292,458
Vanguard	Total Bond Market Index Fund	3,864,857
Goldman Sachs Asset Management	Goldman Sachs Mid Cap Value Institutional	3,864,428
Vanguard	Mid Cap Index Fund	3,498,256
Fidelity	Fidelity Freedom Income Fund K *	2,958,000
Fidelity	Fidelity Freedom 2055 Fund K *	2,955,195
Morgan Stanley	MSIF Small Company Growth Portfolio Class I Shares	2,868,918
Fidelity	Fidelity Freedom 2010 Fund K *	2,619,071
Vanguard	Small Cap Index Fund	2,308,188
Fidelity	Fidelity High Income Fund *	1,583,186
Wells Fargo	Wells Fargo Core Bond Institutional	877,387
Vanguard	Emerging Market Stock Index Fund	851,968
Vanguard	Total International Stock Fund	767,060
Fidelity	Fidelity Freedom 2005 Fund K *	764,196
Fidelity	Fidelity Freedom 2060 Fund K *	387,889
Fidelity	Fidelity Money Market Trust Retirement Government Money Market II *	19,167

		$405,311,316

*	Offered by an issuer considered to be a party-in-interest.

WABTEC SAVINGS PLAN

PLAN NUMBER 004

EMPLOYER IDENTIFICATION NUMBER 25-1615902

SCHEDULE H, LINE 4a - SCHEDULE OF DELINQUENT

PARTICIPANT CONTRIBUTIONS

FOR THE YEAR ENDED DECEMBER 31, 2016

Year	Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions
	Includes Late Participant Loan Repayments	Contributions Not Corrected	Contributions Corrected Outside VFCP		Contributions Pending Correction in VFCP
2015	No	$0	$227	*	$0

VFCP – Voluntary Fiduciary Correction Program

*	Represents participant elective deferral contributions that were not deposited in the trust on a timely basis. The Plan sponsor has corrected the errors involving delinquent contributions by contributing the amounts to the Plan (with additional earnings) and filing an excise tax return with the IRS during 2016.

SIGNATURE

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on behalf of the Plan by the undersigned hereunto duly authorized.

Wabtec Savings Plan

By:	/s/ Scott E. Wahlstrom
Scott E. Wahlstrom
Executive Vice President, Human
Resources, Westinghouse Air Brake
Technologies Corporation and Plan
Administrator of the Wabtec Savings Plan

June 28, 2017